DUNDEE CORPORATION ANNOUNCES OFFERING OF

SUBORDINATED DEBENTURES EXCHANGEABLE INTO ITS

DUNDEE REIT UNITS

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

Toronto – June 2, 2005 – Dundee Corporation (TSX: DBC.SV.A) announced today that it has entered into an agreement to sell to a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital, on a bought deal basis, $100,000,000 principal amount of Exchangeable Unsecured Subordinated Debentures (the “Debentures”) with a coupon rate of 5.85% per annum payable semi-annually on June 30 and December 31 commencing on December 31, 2005. The Debentures will mature on June 30, 2015 (the “Maturity Date”). The net proceeds of the offering will be used for general corporate purposes, including the repayment of debt when considered appropriate. The offering is expected to close on or around June 22, 2005 and is subject to regulatory approval.  The underwriters also have an option to purchase up to an additional $20,000,000 principal amount of Debentures at Closing.

The Debentures will be exchangeable at the holder's option into Series A Units of Dundee Real Estate Investment Trust (“Dundee REIT”) (TSX: D.UN) (the “Units”) belonging to Dundee Corporation at any time prior to the earlier of the Maturity Date and the date fixed for redemption at an exchange price of $29.75 per Unit, subject to customary adjustment events (the “Exchange Price”). The Debentures will not be redeemable before June 30, 2009 (except in the event of a change of control of Dundee REIT as described below.)  On and after June 30, 2009 and prior to June 30, 2011, the Debentures may be redeemed in whole or in part from time to time at Dundee Corporation’s option provided that the market price for the Units is not less than 125% of the Exchange Price. On and after June 30, 2011, the Debentures may be redeemed in whole or in part from time to time at Dundee Corporation’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the Debentures may be redeemed at the option of either Dundee Corporation or a holder.

Subject to regulatory approval, Dundee Corporation may satisfy its obligation to repay the principal amount of the Debentures on redemption (including upon a change of control) or at maturity, in whole or in part, by delivering that number of Units equal to the amount due divided by 95% of the market price for the Units at that time, plus accrued interest in cash.

The offering of the Debentures is regarded by Dundee Corporation as an efficient method of financing and is not part of a program to reduce its investment in Dundee REIT.  Dundee Corporation has no intention of changing its relationship with Dundee REIT.  Until the time of exchange of Debentures for Units, Dundee Corporation will continue to receive distributions from and exercise voting rights in respect of such Units.  Even if all Debentures are exchanged,

Dundee Corporation will maintain sufficient Units to retain its rights with respect to Dundee REIT including the right to elect up to four members of the Board of Trustees.

The Units for which the Debentures may be exchanged will be issuable upon the conversion of certain already outstanding limited partnership units of Dundee Properties Limited Partnership, a subsidiary of Dundee REIT, that are currently held by subsidiaries of the Corporation.  As Dundee REIT will be obligated to deliver Units upon conversion of such limited partnership units, this offering of Debentures, and the delivery of Units upon the exchange, redemption or maturity of the Debentures in accordance with the terms thereof, does not require Dundee REIT to agree to issue additional Units or additional equity.

The Debentures will be offered by way of a short form prospectus of Dundee Corporation in all provinces of Canada. This press release is not an offer of Debentures for sale in the United States. The Debentures have not been and will not be registered under the United States Securities Act of 1933 and accordingly will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a U.S. person.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $42.4 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include a 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.7 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Dundee Corporation

President & Chief Executive Officer

Telephone (416) 365-5665

Joanne Ferstman

Dundee Corporation

Chief Financial Officer

Telephone (416) 365-5010